ANGLESEA ENTERPRISES, INC.

13799 PARK BLVD, SUITE 147

SEMINOLE, FL 33776

July 11, 2012

Via E-mail

Meryse Mills-Apenteng

Special Counsel

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anglesea Enterprises, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 15, 2012
File No. 333-179147

Dear Ms. Mills-Apenteng:

By letter dated July 3, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Anglesea Enterprises, Inc (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1, filed on June 15, 2012 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General:

1.	Be sure to include with your amended filing an updated consent of your independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K.

Response: We have included the updated consent of our independent registered public accounting firm pursuant to Item 601(b)(23) of Regulation S-K in our amended filing.

Further the Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James Christie
James Christie
Chief Executive Officer
Anglesea Enterprises, Inc.